ALAZZIO ENTERTAINMENT CORP.

Mr. Dmitri Kapsamun
President
Alazzio Entertainment Corp.
Sofroniy Vrachanskiy N 35
Sophia, Bulgaria, Zip 1303

Re: Alazzio Entertainment Corp.
    Registration Statement on Form S-1
    Filed May 30, 2014
    File No. 333-196409

Dear Celeste M. Murphy;

     In response to your letter dated August 11, 2014 which included comments regarding our registration statement, we have prepared the following responses:

PROSPECTUS COVER PAGE

     1. We note your revised disclosure in response to comment 1 of our prior letter but it appears you did not include a tabular presentation of your proceeds at different levels of sales. Please provide a table showing the price per share and net proceeds you may receive if you sell 10%, 50% and 100% of the shares being offered. Refer to Item 501(b)(3) of Regulation S-K.

Respond: We have provided information requested.

SUMMARY INFORMATION

     2. We note your amended disclosure in response to comment 5 of our prior letter. If true, please amend your disclosure to affirmatively state whether the company, the company's officers and directors, any company promoters, or any of their affiliates intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company.

Respond: We affirmatively state that the company, the company's officers and directors, any company promoters, or any of our affiliates do not intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company.

Sincerely,


/s/ Dmitri Kapsamun -- President
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Dmitri Kapsamun